Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Fortive Corporation for the registration of debt securities, common stock, preferred stock, depository shares, purchase contracts, purchase units and warrants and to the incorporation by reference therein of our report dated February 27, 2017, with respect to the consolidated and combined financial statements and schedule of Fortive Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

June 12, 2017